
April 24, 2020

Michael R. Leach
Chief Financial Officer
Allied Motion Technologies Inc.
495 Commerce Drive
Amherst, NY 14228

> **Re: Allied Motion Technologies Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed March 11, 2020**
> **File No. 0-04041**

Dear Mr. Leach:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences